

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


05045908

February 23, 2005

Patricia J. Martin
Vice President, Deputy General
Counsel & Secretary
Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, IA 50208-0039

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/23/2005

Re: Maytag Corporation
Incoming letter dated January 13, 2005

Dear Ms. Martin:

This is in response to your letter dated January 13, 2005 concerning the shareholder proposal submitted to Maytag by Nick Rossi. We also have received a letter on the proponent's behalf dated January 21, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel


RECD S.E.C.
MAR - 1 2005
1086

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



Patricia J. Martin
Vice President, Deputy General
Counsel & Secretary

Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, Iowa 50208-0039
Tel: 641-787-8505
Fax: 641-787-8102
E-mail: pmarti@maytag.com

Cell: 641-831-4868

VIA OVERNIGHT MAIL

January 13, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Maytag Corporation/Omission of Shareholder
Proposal of Nick Rossi

Ladies and Gentlemen:

I am Vice President, Deputy General Counsel and Secretary of Maytag (the "Company"), and I am filing this letter on behalf of the Company with the Securities and Exchange Commission (the "Commission") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to inform the Commission of the Company's intention to omit from its proxy statement relating to the Company's 2005 Annual Meeting of Stockholders (the "Proxy Materials") a portion of a supporting statement (the "Supporting Statement") relating to a shareholder proposal (the "Proposal") from Mr. Nick Rossi (the "Proponent").

I. The Proposal

The Company received the Proposal and Supporting Statement from the Proponent signed by Nick Rossi on December 1, 2004. The Proponent designated Mr. John Chevedden as his agent for purposes of the Proposal. The Proposal requests that the Company's Board of Directors redeem any current or future poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item. A copy of the Proposal, the Supporting Statement and the Proponent's cover letter is attached as Exhibit A.

Pursuant to Rule 14a-8(j), we are submitting six (6) copies of this letter and of the Proponent's letter, including the Proposal and the Supporting Statement. A copy of this submission is being furnished simultaneously to the Proponent and Mr. Chevedden. Pursuant to Rule 14a-8(j), this letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") not fewer than 80 days before the Company intends to file its definitive Proxy Materials with the Commission.

We believe that a portion of the Supporting Statement impugns the personal reputation of an identified director of the Company without factual foundation, and accordingly may be properly excluded from the Proxy Materials under Rule 14a-8(i)(3). We therefore respectfully request that the staff of the Division of Corporate Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes such portion of the Supporting Statement from its Proxy Materials.

I contacted Mr. Chevedden by telephone in January 2005 and requested that he modify the Supporting Statement by deleting the portion that the Company intends to exclude, but he declined to do so.

II. Paragraph in Supporting Statement that the Company Proposes to Exclude.

We believe that the following portion of the Supporting Statement under the heading "Progress Begins with a First Step" impugns the character and reputation of one of the members of the Board and constitutes a materially false and misleading statement in violation of Rule 14a-9:

> Our director Ann Reynolds was designated a 'problem director' due to her involvement with the Owens Corning board, which filed under Chapter 11 Bankruptcy. Source: The Corporate Library........

III. Grounds for Exclusion

A. Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides an example of misleading material as that which "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." This principle assures, among other things, a minimum level of decency and decorum in debate conducted through the proxy process.

Indeed, while the Staff, in Staff Legal Bulletin 14B (September 15, 2004), clarified the circumstances in which companies will be permitted to exclude proposals under Rule 14a-8(i)(3), it expressly reaffirmed that "there continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of Rule 14a-8(i)(3)." In particular, the Staff noted that "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where: statements directly or indirectly impugn character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Staff Legal Bulletin 14B further provides that the Staff will concur with a company's reliance on Rule 14a-8(i)(3) "where that company has demonstrated objectively that the proposal or statement is materially false or misleading."

The Proponent provides no factual foundation for the claim that Ms. Reynolds is a "problem director" other than the fact another company on whose board of directors she sits filed for bankruptcy. The source of the information is apparently the report of The Corporate Library (the

"Report") on the Company. In the Report, The Corporate Library identified Ms. Reynolds as a "problem director" due to her "past involvement with the board of Owens Corning, which filed for reorganization status under Chapter 11 of the Bankruptcy Code." It seems clear that the Proponent is using this characterization as a "problem director" to imply that Ms. Reynolds has engaged in misconduct that makes her unfit to serve as a director of the Company.

The types of unsubstantiated assertions and inflammatory statements found in the Proponent's Supporting Statement have long been viewed as excludable under Rule 14a-8(i)(3), particularly when such statements directly implicate the character, integrity or personal reputation of individual directors. See e.g., The Home Depot, Inc. (February 25, 2004); Xcel Energy Inc. (April 1, 2003). In Home Depot, the Staff required the removal of an unsubstantiated allegation against an individual director of that company from a proponent's supporting statement. The proponent in Home Depot sought to include a statement that a director of the company "was the Home Depot lead director although an investment bank which he ran underwrote" an offering of the company's securities. While Home Depot's no-action request admitted that the Proponent's statement regarding the director was factually accurate, the company successfully argued for its exclusion as a materially misleading statement since it suggested that the underwritten transaction occurred during the current year when, in actuality, the transaction was consummated in a prior period. Similarly, in Xcel Energy, the Staff required the proponent to delete a factually unsupported statement that "a director of Xcel who also serves as a director of Qwest has failed its shareholders' expectations." Much like the Proponent's Supporting Statement in this case, the excluded statement in Xcel implied without foundation that a specific director's service to one corporation evinced a failure to the shareholders of another company. See also, General Electric Company (January 25, 2004) (requiring proponent to delete or provide citations for statements relating to the independence of the company's inside directors).

The Proponent in this case makes significantly more inflammatory allegations, with no substantiation, than those discussed above. The Proponent's statements clearly mislead shareholders about Ms. Reynolds's performance as a director of the Company by coloring her service to Owens Corning, without any substantiation or basis in fact as to her contribution to the Company's Committees or Board of Directors generally. The Staff has recognized that proposals creating the inference that directors are violating their fiduciary duties are excludable under Rule 14a-9. In The Swiss Helvetia Fund, Inc. (April 3, 2001), the Staff stated that the "proposal implies that the directors of the fund have violated, or may choose to violate, their fiduciary duty. . ., and in our view, [the proposal] may be excluded under Rule 14a-8(i)(3)." See also, Phoenix Gold International, Inc. (November 21, 2000) (opinion that directors are not independent violates Rule 14a-9 and may be excluded); CCBT Bancorp, Inc. (April 20, 1999) (supporting statement that board of directors violated their fiduciary duty may be deleted under Rule 14a-8(i)(3)).

Ms. Reynolds is a highly respected, independent business leader. By insinuating that Ms. Reynolds is a "problem director" the Proponent is clearly attempting to impugn by implication and wholly without substantiation her service to the Company. These statements are materially false and misleading on their face, and the Proponent fails to provide any support for these allegations.

We are aware that the Staff noted in Staff Legal Bulletin 14B it does not believe that "exclusion or modification under rule 14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected," and that, in the Staff's view, "it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition." In this case, however, given the inflammatory and entirely unsubstantiated nature of the allegations the Proponent makes against Ms. Reynolds, as well as the lack of relevance of such statements to the actual subject matter of the Proponent's Proposal, it would be entirely unfair to Ms. Reynolds to allow the Proponent to use the Proxy Materials to impugn her character and put the burden on the Company to defend her. The exclusion of the Proponent's groundless, inflammatory statements pursuant to Rule 14a-8(i)(3) is the appropriate remedy, and one that will leave intact those portions of the Supporting Statement that have actual relevance to the Proposal.

II. Conclusion

For the reasons set forth above, we respectfully request that the Staff concur in our view that we may exclude the specified portions of the Supporting Statement from the Company's Proxy Materials. The Company plans to mail the Proxy Materials to shareholders on or about April 4, 2005. Should you require additional information, please do not hesitate to contact the undersigned at 641-787-8505.

Very truly yours,



cc: Nick Rossi
John Chevedden

Attachment: Exhibit A

Nick Rossi
P.O. Box 249
Boonville, CA 95415

12-1-04 UPDATE
John Chevedden

Mr. Ralph Hake
Chairman
Maytag Corporation (MYG)
403 West Fourth Street North
Newton, IA 50208
PH: 641-792-7000
FX: 641-791-8376

Dear Mr. Hake,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi 10/12/04

cc: Patricia J. Martin
PH: 641-787-8505
FX: 641-787-8102
FX: 641-787-8433

Exhibit A

[December 1, 2004]

3 – Redeem or Vote Poison Pill

RESOLVED, The shareholders of our company request our Board of Directors to redeem any current or future poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

Nick Rossi, P.O Box 249, Boonville, Calif. 95415 submitted this proposal.

Our 10 Majority Shareholder Votes

We as shareholders voted in support of this topic and one other pro-shareholder topic:

Year	Vote regarding Pill	Annual Election of Each Director
1999	–	52%
2000	–	51%
2001	62%	56%
2002	58%	57%
2003	62%	59%
2004	65%	67%

If our board does not act on our 65%-vote, shareholders could submit a proposal for our 2006 annual meeting calling for a shareholder committee to meet directly with our board. Such a proposal was published in the 2004 Sears (S) annual meeting proxy statement.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001, page 215

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Progress Begins with a First Step

The reason to take the above RESOLVED step is reinforced by our company's vulnerability to requests for improved governance. In 2004 CalPERS cited Maytag for poor governance and there were reports of (followed by concerns):

- Shareholders were allowed to vote on individual directors only once in 3-years – accountability concern.
- An awesome 80% shareholder vote was required to make certain key changes – entrenchment concern.
- Our directors failed to commit to adoption of 10 majority shareholder votes in a 6-year period – accountability concern.
- Our full Board met only 5-times in one year – commitment concern.

• Our director Ann Reynolds was designated a "problem director" due to her involvement with the Owens Corning board, which filed under Chapter 11 Bankruptcy. Source: The Corporate Library, an independent investment research firm in Portland, Maine.

• Our key Audit Committee met only 4-times in a full year.

• One-half of our key Audit Committee, including the chairman, had 15-years director tenure – independence concern.

• Two directors were allowed to own zero or 100 shares each of our stock – commitment concern.

• Five directors were allowed to hold 4 or 5 director seats each – over-extension concern.

This corporate governance vulnerability reinforces the reason to adopt the initial RESOLVED statement.

Stock Value

If a poison pill makes our company difficult to sell – our stock may have less value.

Redeem or Vote Poison Pill
Yes on 3

Notes:

The above format is the format submitted and intended for publication..

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please advise if there is any typographical question.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 21, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Maytag Corporation (MYG)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill
Proponent: Thomas Finnegan

Ladies and Gentlemen:

The attached is evidence of The Corporate Library's designation of "Problem Director" in regard to Ms. Ann Reynolds.

For the above reason it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Patricia Martin





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W. Ann Reynolds Ph.D. PROBLEM DIRECTOR

Age: 67
Gender: Female
Total Number of Corporate Directorships: 4
Is Active CEO? No

Ms. Reynolds is a director of the Champaign-Urbana News Gazette in Illinois, the Lincoln Center Institute and the Drew Foundation in New York. She was director of the Center for Community Outreach and Development at The University of Alabama at Birmingham from 2002 to 2003 and was the University's President from 1997 to 2002. From 1990 to 1997, she served as Chancellor of The City University of New York. Prior to that, Ms. Reynolds served as Chancellor of The California State University, Chief Academic Officer of Ohio State University, Associate Vice Chancellor for Research and Dean of the graduate college of the University of Illinois Medical Center. She also held appointments as Professor of Anatomy, Research Professor of Obstetrics and Gynecology, and acting Associate Dean for Academic Affairs at the University of Illinois College of Medicine. Ms. Reynolds is a graduate of Emporia State University and holds M.S. and Ph.D. degrees in zoology from the University of Iowa. Ms. Reynolds is designated a 'problem director' due to her past involvement with the board of Owens Corning, which filed for reorganization status under Chapter 11 of the US Bankruptcy Code.

DIRECTORSHIPS INCLUDED IN THIS DATABASE

Company Name	Ticker	Rating	Since	Tenure	Status	Retired	Outside	CEO	CFO	Chair	Lead	Founder	Attendance	Shares Held	Shares Rptd
Abbott Laboratories	ABT	D	1980	25	Director		Outside							97,981	33,660
Humana Inc.	HUM	C	1991	14	Director		Outside							20,324	65,324
Maytag Corporation	MYG	F	1988	17	Director		Outside							4,783	16,783
Owens Corning	OWENQ.OB	C	1993	12	Director		Outside							6,237	6,327

Committee Assignments

Committee Name	Status (see below)	Company Name	Ticker
Audit	X	Owens Corning	OWENQ.OB
Compensation	X	Owens Corning	OWENQ.OB
Executive	X	Abbott Laboratories	ABT
Finance	X	Maytag Corporation	MYG
Investment	X	Humana Inc.	HUM
Medical Affairs	C	Humana Inc.	HUM
Nominating & Corporate Governance	X	Humana Inc.	HUM
Nominating & Corporate Governance	X	Abbott Laboratories	ABT
Nominating & Corporate Governance	C	Maytag Corporation	MYG
Public Policy	C	Abbott Laboratories	ABT

X=Member, C=Chairman, A=Alternate Member, N=Non-Voting Member, E=Emeritus

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Maytag Corporation
Incoming letter dated January 13, 2005

The proposal requests the board of directors to redeem any current or future poison pill unless it is approved by Maytag's shareholders.

We are unable to concur in your view that Maytag may exclude a portion of the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Maytag may omit a portion of the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Kurt K. Murao
Attorney-Advisor